UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month June 2011
(Commission File No. 001-34473)
Grifols, S.A.
(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.______________.

Grifols, S.A.
TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant fact, dated June 1, 2011.	2

This is a translation of a Spanish language announcement filed with the CNMV. In case of discrepancies, the Spanish version will prevail.
RELEVANT EVENT
In compliance with article 82 of the Financial Markets Legislation (Ley del Mercado de Valores), GRIFOLS, S.A. (the “Company”) informs that:
1.	As of today, Messrs. Steven F. Mayer and W. Brett Ingersoll have accepted their positions as directors of the Company, positions to which they were appointed at the Extraordinary General Shareholders Meeting of the company held on January 25, 2011, and;

2.	The board of directors of the Company, has agreed in a meeting held today, the reorganization of the Audit Committee and the Appointments and Remunerations Committee. The committees will be formed by three (3) directors each. Names, positions and director type are listed below:

Audit Committee

Name	Position	Type
Luís Isasi Fernández de Bobadilla	Chairman	Independent
Steven F. Mayer	Member	Other External (*)
W. Brett Ingersoll	Member	Other External (*)
Tomás Dagá Gelabert	Secretary (non-member)	—

(*)	Messrs. Mayer and Ingersoll are considered as independent directors according to Nasdaq Corporate Governance rules

Appointments and Remunerations Committee

Name	Position	Type
Edgar D. Jannotta	Chairman	Other External
Víctor Grifols Roura	Member	Executive
Anna Veiga Lluch	Member	Independent
Raimon Grifols Roura	Secretary (non- member)	—
Barcelona, June 1, 2011

Raimon Grifols Roura
Secretary of the Board of Directors

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: June 1, 2011